Exhibit 21.1

The Princeton Review, Inc.

List of Subsidiaries

Name	Jurisdiction
The Princeton Review Operations, L.L.C.	Delaware

The Princeton Review Canada Inc.	Ontario (Canada)

Test Services, Inc.	Colorado